UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*

                             PHOTOVOLTAICS.COM, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    719401101
                                 (CUSIP Number)

                               Randall W. Heinrich
                           1000 Louisiana, Suite 6905
                              Houston, Texas 77002
                                  713-951-9100
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 18, 2000
             (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                               CUSIP No. 719401101
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     1)           Names of Reporting Person

                  Kent E. Lovelace, Jr.

                  S.S. or I.R.S. Identification No. of Above Person

                  ###-##-####

 -------------------------------------------------------------------------------
     2)           Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                                                       (a) [ ]
                                                       (b) [ ]
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     3)           SEC Use Only
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     4)  Source of Funds:
                           OO

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     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
                           N/A
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     6)  Citizenship or place of Organization:
                           UNITED STATES

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                  (7)      Sole Voting Power
Number of                  650,000
Shares
Bene- __________________________________________________________________________
ficially                   (8)      Shared Voting Power
owned by                       -0-
Each

Report- ________________________________________________________________________
ing Person        (9)      Sole Dispositive Power
With                                650,000
--------------------------------------------------------------------------------
                  (10)     Shared Dispositive Power

                               -0-

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         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                           650,000

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         12)      Check if the Aggregate Amount in Row (11) excludes certain shares:
                           [X]

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         13)      Percent of Class Represented by Amount in Box (11):
                                    13.2%

--------------------------------------------------------------------------------
         14)      Type of Reporting Person

                                    IN

ITEM 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), issued by Photovoltaics.com, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 215 Cranwood Dr., Key Biscayne, Florida 33149.

ITEM 2.  Identity and Background

         This Statement is being filed by Kent E. Lovelace, Jr. (the "Reporting Person"), whose principal business address is 1105 30th Ave., Suite 200, Gulfport, Mississippi 39501. The Reporting Person is principally engaged as the President and Chief Executive Officer of Equitrust Mortgage Corporation. The Reporting Person is a United States citizen. During the last five years, the Reporting Person has not been convicted in a criminal proceeding. During the last five years, the Reporting Person has not has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person acquired the 300,000 shares of Common Stock giving rise to the filing of this statement pursuant to the exercise of an option granted by the Zack Curtin Trust, the Company's largest stockholder, and the payment of an aggregate purchase price of $30,000 with the use of the Reporting Person's personal funds. In addition to the preceding, the Zack Curtin Trust granted in favor of the Reporting Person another option to purchase 300,000 additional shares of Common Stock at an aggregate purchase price of $30,000. The Reporting Person anticipates that if he exercises all or any portion of such option, he will use personal funds to acquire the optioned Common Stock, although circumstances may be such at the time of his exercise that the Reporting Person may elect to borrow or otherwise procure amounts necessary to exercise such option.

ITEM 4.  Purpose of Transaction

         The Reporting Person acquired, and the Reporting Person intends to hold, his shares of Common Stock for investment, and does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Company (except for the possible exercise of the option described herein to acquire 300,000 additional shares of Common Stock), or any disposition of securities of the Company; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Company; (ix) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Company; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Person may determine to change his investment intent with respect to the Company at any time in the future. In reaching any conclusion as to his future course of action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. The Reporting Person may, depending on other relevant factors, acquire additional shares of Common Stock in open market or privately negotiated transactions, dispose of all or a portion of his holdings of shares of Common Stock or change his intention with respect to any or all of the matters referred to in this Item.

ITEM 5.  Interest in Securities of the Issuer

         The Reporting Person individually owns 350,000 shares of Common Stock for which he is the beneficial owner. Moreover, the Reporting Person is the beneficial owner of a stock option currently exercisable to acquire 300,000 shares of Common Stock. Based on the foregoing, the Reporting Person acknowledges that he is the beneficial owner of 650,000 shares of Common Stock for which he has sole voting and investment power. Except for the purchase of Common Stock and grant of stock option described above, the Reporting Person has not effected any transaction in or with respect to the Common Stock during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         N/A

ITEM 7.  Material to be Filed as Exhibits

         No Exhibits are being filed with this statement.

                                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2000

/S/               KENT E. LOVELACE, JR.
---------------------------------------

Name/Title__________________________________________

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
                              (SEE 18 U.S.C. 1001).